FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For April 17, 2018

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____     No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

MoU with Pension Trustee on ring-fencing alignment and related contributions

RBS today announces that it has entered into a Memorandum of Understanding (“MoU”) with the Trustee of the Main Scheme of the RBS Group Pension Fund (the “Main Scheme”). This MoU facilitates both the necessary changes to the Main Scheme to align the employing entity structure with the requirements of the UK ring-fencing legislation and acceleration of the settlement framework for the 31 December 2017 triennial valuation (brought forward from 31 December 2018). This MoU also provides clarity on the additional related funding contributions that will be required to be made by RBS Group to the Main Scheme as follows:

1)	A pre-tax payment of £2 billion that will be made in the second half of 2018. As at 31 December 2017, the pro forma CET1 impact on The Royal Bank of Scotland Group plc of the pre-tax £2 billion contribution is -80 basis points after-tax. There will also be a small additional tax charge of approximately £20 million as a result of this contribution. The pro forma impact of making this one-off payment is expected to be a reduction of around 12p on TNAV per share. RBS expects to recognise these impacts in Q2 2018.

2)	From 1 January 2020, further pre-tax contributions of up to £1.5 billion in aggregate linked to the making of future distributions to RBS shareholders including ordinary and special dividends and/or share buy backs. RBS intends to pay to the Main Scheme an amount equal to each such distribution (subject to an annual cap on contributions of £500 million before tax) until aggregate pre-tax contributions of up to £1.5 billion have been made. There can be no assurance as to the timing for the resumption of distributions to shareholders or the amount once resumed.

Other than the tax charge, the charges related to the contributions will flow through the Statement of Other Comprehensive Income and not the Consolidated Income Statement.

The amount, timing and structure of these funding contributions and related assumptions supporting these contributions are intended to compensate the Trustee for both (i) an associated loss of employer covenant as a result of certain RBS entities that currently support the Main Scheme ceasing to do so in connection with the implementation of ring-fencing (as further described below), and (ii) the settlement required for the triennial valuation as of 31 December 2017 which has now been accelerated from 31 December 2018. Subject to normal market conditions, the Trustee and RBS’s central expectation is that no further deficit contributions to the Main Scheme will be required.

Furthermore, in recognition of these contributions, the Trustee will adopt a lower risk long term investment strategy by gradually reducing its exposure to quoted equity and increasing its exposure to assets that give a greater certainty over cash flows, whilst continuing to develop its comprehensive interest rate and inflation hedging strategy.  The outcome will be an investment portfolio that targets a lower, more stable return, increasing security for members and posing less risk to the RBS Group.

Under UK ring-fencing legislation, from 1 January 2026 it will not be possible for RBS Group entities outside of the ring fence to participate in the same defined benefit scheme as ring-fenced entities or their wholly-owned subsidiaries. RBS intends that by the end of March 2019, current The Royal Bank of Scotland plc (to be renamed NatWest Markets plc) and The Royal Bank of Scotland International Limited will have ceased to be participating employers in the Main Scheme and their liabilities will have been apportioned to National Westminster Bank Plc. Employees within these entities will be transferred to new sections of the RBS Group Pension Fund that will sit outside of the ring-fence.

Commenting on the developments, Ewen Stevenson, Chief Financial Officer (CFO), said:

“We are pleased to have reached this MoU with the Trustee of the Main Scheme of the RBS Group Pension Fund. With these proposed payments, together with the one-off contribution into the Fund in Q1 2016 we will have substantially addressed the historical funding weakness that existed in the Fund and brought clarity to future funding arrangements.  For our shareholders, this MoU represents a further important milestone towards the resumption of capital distributions.”

Ewen Stevenson will host a conference call for investors and analysts at 3.30pm UK time today. A replay of the call will be made available shortly afterwards. Only items relating to the above announcement will be discussed on the call; there will be no references or discussion relating to other matters or the Q1 2018 results.

Dial-in details:

UK: 0800 279 6637

International: +44 (0) 20 3009 5755

Conference Code: 4789928

RBS will announce its Q1 2018 results on 27 April 2018.

For further information, please contact:

Investor Relations

Matt Waymark

Head of Investor Relations

+44 (0) 207 672 1758

RBS Media Relations

+44 (0) 131 523 4205

MAR – Inside Information

This announcement Includes Inside information which is a disclosure required by the European Union Market Abuse Regulation EU 596/2014 of 16 April 2014. “Inside Information” is used as defined in that Regulation.

Forward-looking statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including (but not limited to) those related to RBS and its subsidiaries' regulatory capital position and requirements, financial position, future pension funding and contribution requirements, ongoing litigation and regulatory investigations, profitability and financial performance (including financial performance targets), structural reform and the implementation of the UK ring-fencing regime, the implementation of RBS’s restructuring and transformation programme, impairment losses and credit exposures under certain specified scenarios, increasing competition from new incumbents and disruptive technologies and RBS’s exposure to political risks, operational risk, conduct risk, cyber and IT risk and credit rating risk. In addition, forward-looking statements may include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK 2017 Annual Report and Accounts (ARA). The forward-looking statements contained in this document speak only as of the date of this document and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

Date:	April 17, 2018	By:	/s/ Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary